VIA EDGAR TRANSMISSION

October 9, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549
Attn:    Mr. Craig Wilson, Senior Assistant Chief Accountant
And Ms. Brittany Ebbertt, Senior Staff Accountant

Re:    NIC Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the quarterly period ended June 30, 2018
Filed August 1, 2018
File No. 000-26621

Dear Mr. Wilson and Ms. Ebbertt:
We are in receipt of your letter dated September 27, 2018, providing a comment on NIC Inc.’s (the “Company” or “NIC”) Form 10-Q for the quarterly period ended June 30, 2018. The Company’s detailed response to the Staff’s comment is discussed below. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto in italics.

Form 10-Q for the period ended June 30, 2018

Notes to Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1.
Please tell us whether you have any contract costs which you are accounting for under ASC 340-40, and revise your disclosures to include your related policy to the extent such costs are material. In this regard, we note you indicate on page 7 that you are typically responsible for funding the up-front investments and costs of the government portals. Please tell us what these up-front investment costs are, how they are accounted for, and the amount incurred in each period presented.

Response:

The majority of the costs incurred by NIC to obtain a contract, which primarily consist of salaries of business development employees working to obtain the contract, are fixed in nature, occur regardless of whether a contract is obtained and are expensed as incurred. However, NIC also pays sales commissions to certain employees who secure long-term enterprise-wide portal contracts. Such sales commissions are accounted for in accordance with ASC 340-40 as incremental costs to obtain a contract, but were less than 0.2% of total current assets at each of the balance sheet dates presented in NIC’s Form 10-Q for the quarterly period ended June 30, 2018 and, thus, not material in any of such periods.

Securities and Exchange Commission
Division of Corporation Finance
October 9, 2018

The up-front investment costs associated with the Company’s government portal contracts disclosed on page 7, also referred to by the Company in its filings as start-up costs, consist primarily of the following costs that are accounted for in accordance with other authoritative guidance as required by ASC 340-40-15-3:

•
Software Development and Administrative Costs: As disclosed in Note 2 to the Notes to Consolidated Financial Statements in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017, the employee costs to start up, operate, and maintain government portals on an outsourced basis (including software development costs which are accounted for in accordance with ASC 985-20) are expensed as incurred because, after the completion of the defined contract term, the customer receives a perpetual, royalty-free license to the applications the Company developed, excluding certain applications provided on a software-as-a-service basis. Administrative costs consist of costs for dedicated office space, administrative staff, and office supplies. These costs do not meet the criteria of enhancing resources of the entity in satisfying performance obligations in the future as described in ASC 340-40-25-5(b) and are, therefore, expensed as incurred. The Company did not incur any material amounts of such start-up costs in any periods presented in its Form 10-Q for the quarterly period ended June 30, 2018, because the Company did not enter into any new enterprise-wide portal contracts during these periods.

•
Property and Equipment: Property and equipment owned by the Company and utilized to fulfill its government portal contracts, such as Web servers, software licenses, office equipment, and furniture and fixtures, are accounted for in accordance with ASC 360 and are capitalized and depreciated over the estimated useful lives of the assets.

We will include the relevant disclosures specified in ASC 340-40-50-1 through 50-5 in our future filings if the amounts of such costs become material.

We believe the foregoing is fully responsive to the comment from the Staff. If the Staff has further questions or comments after reviewing the Company’s response to your letter, please do not hesitate to contact me directly at (913) 754-7007.
Very truly yours,

NIC INC.
/s/Stephen M. Kovzan
Stephen M. Kovzan
Chief Financial Officer

CC:    Harry H. Herington - Chief Executive Officer, NIC Inc.
William Van Asselt - General Counsel, NIC Inc.
Scott McVicker, Ernst & Young LLP
James S. Swenson, Stinson Leonard Street LLP